Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-220571

October 12, 2017

Sea Limited

Sea Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest in the securities being offered, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by contacting Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attn: Prospectus Department, by telephone at 1-866-471-2526, or by e-mail at prospectus-ny@gs.com; Morgan Stanley & Co. International plc, 180 Varick Street, 2nd Floor, New York, NY, 10014, Attn: Prospectus Department, by telephone at 1-866-718-1649, or by e-mail at prospectus@morganstanley.com; or Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone at 1-800-221-1037, or by e-mail at newyork.prospectus@credit-suisse.com. You may also access the Company’s most recent prospectus, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on October 12, 2017, or Amendment No. 2, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1703399/000119312517308333/d363501df1a.htm

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated October 6, 2017. All references to page numbers are to page numbers in Amendment No. 2.

Prospectus Front Cover

The following sentence in the third paragraph on the prospectus front cover has been revised:

The ADSs have been approved for listing on the New York Stock Exchange under the symbol “SE.”

The following paragraph has been added to the prospectus front cover after the fifth paragraph:

Tencent Holdings Limited, one of our principal shareholders, has indicated an interest in purchasing up to US$100 million of the ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Tencent Holdings Limited.

Risk Factors

The following sentences replace the first sentence in the last paragraph on page 45:

Due to the different voting powers associated with our two classes of ordinary shares, we anticipate that upon the completion of this offering, our founder and Tencent will collectively own 74.5% of the total voting power of our total issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. In addition, Tencent Holdings Limited has indicated an interest in purchasing up to US$100 million of the ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Tencent Holdings Limited.

The following sentence has been added before the last sentence in the last paragraph on page 48:

The percentage is also subject to change as a result of any subscription by or allocation to Tencent Holdings Limited in this offering.

Business

The following sentences replace the last sentence in the fourth paragraph on page 155:

In the third quarter of 2017, GMV and total orders on Shopee increased further to US$1.1 billion and 65.9 million, respectively. More recently, GMV and total orders on Shopee were US$389.2 million and 24.5 million, respectively, for the month of September 2017.

The following sentences and table replace the last two sentences in the first paragraph and the table on page 156:

During the second quarter and the third quarter of 2017, the largest market for Shopee in terms of the number of orders was Indonesia, and 96.2% and 95.3% of GMV during the same periods, respectively, were from orders placed in Indonesia, Taiwan, Vietnam, Thailand and the Philippines. The table below sets forth the approximate percentage of total orders based on where the order was placed during the second and third quarters of 2017.

	For the three months ended June 30, 2017	For the three months ended September 30, 2017
Indonesia	39%-41%	36%-38%
Taiwan	36%-38%	33%-35%
Vietnam	6%-8%	9%-11%
Thailand	5%-7%	7%-9%
The Philippines	3%-5%	4%-6%
Singapore and Malaysia	4%-6%	5%-7%

The following sentences and table replace the two sentences in the first paragraph and the table on page 159:

The table below sets forth the percentage of total GMV by product category during the second and third quarters of 2017. “Others” includes categories such as food and beverages, tickets and vouchers, and sports and hobbies.

	For the three months ended June 30, 2017	For the three months ended September 30, 2017
Fashion	32.1%	29.2%
Health and Beauty	15.1%	16.2%
Home and Living	10.7%	11.7%
Baby Products and Toys	11.8%	11.0%
Computers, Cellphones and Cameras	8.2%	10.3%
Others	22.1%	21.6%

Principal Shareholders

The following paragraph has been added before the last paragraph on page 204:

Tencent Holdings Limited, one of our principal shareholders, has indicated an interest in purchasing up to US$100 million of the ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Tencent Holdings Limited. Accordingly, the figures in the table below do not reflect the possible purchase of ADSs in this offering by Tencent Holdings Limited.

Description of Share Capital

The following sentence has been added to the last full paragraph on page 212:

Such percentage does not assume (i) that Tencent Holdings Limited were to be allocated an amount in this offering, (ii) the conversion of any outstanding convertible promissory notes or bonds issued by us, and (iii) the exercise of any over-allotment options by the underwriters in this offering.

Underwriting

The following paragraph has been added after the second paragraph on page 247:

Tencent Holdings Limited, one of our principal shareholders, has indicated an interest in purchasing up to US$100 million of the ADSs representing Class A ordinary shares in this offering at the initial public offering price and on the same terms as the other ADSs being offered. We and the underwriters are currently under no obligation to sell ADSs to Tencent Holdings Limited.

The following sentence has been revised on page 249:

The ADSs have been approved for listing on the New York Stock Exchange under the symbol “SE.”

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